Filed by Standard Commercial Corporation Pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Standard Commercial Corporation

Commission File No.: 001-09875

FREQUENTLY ASKED QUESTIONS FOR EMPLOYEES

We understand that you will likely have many questions about our merger with DIMON, which we announced earlier this morning.

We are still very early in this process and, therefore, many of the more detailed questions relating to specific areas simply may not be answerable at this stage. We will provide you with progress updates as the process moves forward.

In the meantime, below are answers to what we believe are some of the topmost questions you may have. If we haven’t addressed a question here, you can refer to the press release and the letter to employees from Pete Harrison. You can also direct questions to your supervisor. Again, we won’t have all of the answers at this early juncture, but please be assured that we will provide you with more information as decisions are made.

Q.	Why has the company made this decision especially since we have had record earnings the last several years and we have worked hard to achieve them?

A.	As we all know, tobacco consumption is decreasing not only here in the U.S. but also in other countries. As a result, there is limited opportunity for us to grow our business. We believe joining with DIMON is our best opportunity to optimize our business long-term and in turn provide as many opportunities as possible for our people.

Q.	Why can’t we be just as successful/profitable staying on our own?

A.	In addition to the fact that tobacco consumption is declining, costs keep going up and our income keeps going down for many reasons. As you saw in our last quarter’s earning announcement, we stated we lost $3.4 million for the quarter. We are being squeezed between our rising costs and our profit margins (what we make after we bay our bills). We do not see this changing soon or dramatically in the near future. But perhaps the most important reason is simply, through this merger we will be better positioned to meet our customers’ needs and take advantage of any growth opportunities available to us.

Q.	We have seen other mergers in the industry not work why is this one any different?

A.	We believe this merger will work because we believe the combination of Standard’s employees and DIMON’s employees can make it work. We need to forget about “other mergers” as they are not the same as a Standard/DIMON combination. We have come to two central conclusions: (1) this merger reflects fundamental trends in the industry, and (2) as a combined company, we can best meet these challenges and capitalize on growth opportunities. We know each other very well. Our two companies are a great fit together. This transaction is based on fundamental, reasonable assumptions. A joint integration team led by executives from both companies will complete the plan that will be executed upon closing.

Q.	Will I still have a job?

A.	I wish I could answer that question right now but I can not. What I will tell you is that we will have a fair and thorough process to make that kind of decision and that, because we know you need to know the answer to this question as soon as possible, this is one of our highest priorities. We will let you know as soon as possible.

Q.	What happens if I do not have a job?

A.	Standard has historically looked after its people. This will be a top priority of the integration team. You will be advised as soon a decision is made.

Q.	You say you do not know right now and that there will be a process to decide, but when will I be told?

A.	As I said, I can not tell you a specific date when you will be told because the integration team has not been formed but will be done so very soon. As soon as that team is formed and they can develop a time schedule for decisions we will let you know.

Q.	By whom and how will this decision be made?

A.	The integration team will include executives from both companies and will have responsibility for developing the process to ensure fairness and to ensure input from across both companies into these critical decisions.

Q.	You say there will be synergies – doesn’t this really mean job losses?

A.	Yes, I would be less than honest if I told you “no” or “no not necessarily”. There will be some job losses, but just how many, when they will be or where they will be will be a result of the integration team’s process, which I have said, has not gotten underway but will so very soon.

Q.	What does the company want me to do until you tell me if I still have a job?

A.	What we want you to do is to continue to do your job to the best of your ability, as we know you have always done although we know it will be difficult. But by doing so you will be helping yourself and the company to take the time necessary to go through the integration process to make sure we make the best decisions which are in everybody’s interest including yours.

Q.	Why is DIMON buying us instead of us buying them?

A.	Let me answer this question by emphasizing that this transaction is a MERGER and if your concern is that because you work for Standard instead of for DIMON that you are likely to be treated less favorably, that will NOT be the case. But more specifically as to why they are buying our shares, it is because our Board of Directors has concluded that this structure is the best means for building long-term value because it will cost less than our buying them.

Q.	I have heard that the company is planning on closing one of our factories in Wilson? Is that true?

A.	As I have said before, this decision will be up to the integration team to study and recommend to Brian and myself a course of action after all of the facts have been considered. However, I will be honest with you in that given the current U.S. crop size there is excess processing capacity in the U.S. However, I have to emphasize that NO decision has been made at this time to close any of our factories.

Q.	You say the new organization will have a new headquarters location—Does that mean it will not be in either Danville of Wilson?

A.	As we said in our press release that decision has not been made.

Q.	What cities/locations is the company considering for its headquarters?

A.	As we said in the press release, that decision has not been made.

Q.	Who will be on the top management team other than Mr. Harker and Mr. Harrison?

A.	That has not been decided at this time. That is a decision Mr. Harker and I will be making, with input from our respective teams, as soon as possible. We are committed to having a balanced team.

Q.	If I have questions or ideas about what is going on, whom should I talk to?

A.	Please continue as you always have and talk to your supervisor.

Q.	Who will be on the integration team and who will decide who is on that team?

A.	Brian and I will decide who is on the team and it will include representation from both companies.

Forward-Looking Statements

This filing contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about the benefits of the merger between Standard Commercial and DIMON, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of Standard Commercial’s and DIMON’s management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changes in the timing of cost savings initiatives; our ability to successfully integrate Standard Commercial’s and DIMON’s operations; changes in the markets for the financing necessary to complete the merger; changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on the Standard Commercial’s and DIMON’s customers.

Standard Commercial and DIMON do not undertake any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. Additional factors that could cause Standard Commercial’s and DIMON’s results to differ materially from those described in the forward-looking statements can be found in Standard Commercial’s and DIMON’s Annual Reports on Form 10-K for each company’s fiscal year ended March 31, 2004, and other filings with the Securities and Exchange Commission (the “SEC”) which are available at the SEC’s Internet site (http://www.sec.gov).

Where to Find Additional Information

Standard Commercial and DIMON will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the U.S. Securities and Exchange Commission. SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Standard Commercial and DIMON without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Standard Commercial, 2201 Miller Road, Wilson, North Carolina 27893, Attention: Investor Relations, (252) 291-5507.

Participants in the Merger Solicitation

The respective directors and executive officers of Standard Commercial and DIMON and other persons may be deemed to be “participants” in the solicitation of proxies in respect of the proposed merger. Information regarding Standard Commercial’s directors and executive officers is available in its proxy statement filed with the SEC on June 23, 2004, and information regarding DIMON’s directors and executive officers is available in its proxy statement filed with the SEC on July 13, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.